SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces Consolidated Financial Results for the 2Q05” dated on July 26, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

São Paulo, July 26, 2005

Quarterly Results

January – June 2005

RESULTS HIGHLIGHTS

	January - June
Unaudited consolidated figures in Reais MM	2005	2004	% Var
Net operating revenues 1/	6,918.0	6,437.1	7.5
EBITDA 2/	3,141.3	2,839.6	10.6
EBITDA margin (%)	45.4%	44.1%	1.3 p.p.
Operating income	1,188.7	951.4	24.9
Income before income tax and social contribution	1,217.8	968.5	25.7
Net income	1,157.6	936.7	23.6

Shares outstanding (million)	493.6	493.6	0.0
EPS (000)	2.35	1.90	23.6

Installed Lines (switching) (000)	14,333.8	14,319.7	0.1
Lines in service (000)	12,442.1	12,220.8	1.8
Telephone density (per 100 inhab.)	31.4%	31.1%	0.3 p.p.
Lines in service/employee 3/	1,771	1,828	(3.1)
Digitalization (%)	98.8	97.8	1.0 p.p.

1/	The gross operating revenues for the 1H05 amounted to R$9,770.6 million and R$8,911.3 million in the 1H04. The tax deductions, which include ICMS, PIS, COFINS, ISS, IPI and other discounts totaled R$2,852.6 million in the 1H05 and R$2,474.2 million in the 1H04.
2/	EBITDA = Earnings before interest taxes, depreciation and amortization
3/	For this calculation, the number of LIS considers both the fixed lines in service as well as the ADSL lines.

ADSL is offered under the brand name “Speedy” and reached 976,134 clients in June 2005, increasing 10.9% compared to the 1Q05. In relation to June 2004, the growth was 61.2%, in line with the growth trend of the last quarters and the targets for 2005.

Alternative Plans for Fixed Telephony – On March 21, 2005, the Company launched the Family Economy Line. With this new Plan, the client pays a monthly fee of R$18.91 (R$26.50 including taxes—promotional price) and an installation fee of R$62.80 (R$88.01 including taxes), it can make fixed-to-fixed local calls and has 50 free pulses included in the monthly fee. This line has an additional facility compared to the previous Economy lines that allows each member of the household to have its own prepaid card, having exclusive control on its individual expenses. From its launching, more than 350 thousand terminals have been activated in the state of São Paulo. Being a solution for the lower income segments of the population, this product allows the telephone expenses control since the long distance calls and calls to mobile numbers require a pre-paid card. More than 80% of the people that are purchasing these lines have never been subscribers of the fixed telephony network.

On May 12, 2005, Telefónica launched the Unlimited Internet Plan. With this plan, the client pays a fixed monthly fee of R$29.90 (promotional price for residential clients) and has around the clock unlimited dial-up Internet access. With this plan, the client surfs the Internet any time he wants to and has a simple and efficient way to control his expenses. Among other results, the average monthly connection time to the Internet increased 3.5 times.

The alternative plans for fixed telephony increase the profitability of the installed capacity of Telesp and serve the market segments that were previously not given more economical choices for access to telephony services. This reflects the commitment of Telesp with the universalization of the telecommunication services in the state of São Paulo, above the regulatory demands, and the socialization of the access to communications and information.

The net operating revenues for the 1H05 totaled R$6,918.0 million and when compared to the R$6,437.1 million of revenues recorded in the 1H04, an increase of R$480.9 million, or 7.5%, is registered. This is mainly explained by the tariff increases in 2004 besides the growth in the Speedy, Long Distance and Intelligent Line services. When comparing the 2Q05 with the 2Q04, there is an increase of R$362.1 million, or 11,4%, due to the same aforementioned reasons.

The EBITDA margin in the 1H05 was 45.4%, an improvement of 1.3 p.p. when compared to the 1H04, fueled by the tariff increases in 2004, partially offset by the increase in outsourcing expenses. When comparing the 2Q05 with the 2Q04, an increase of 0.7 p.p. is registered, explained by the tariff increases and the reduction in personnel expenses, which were partially offset by the growth in outsourcing, provisions and interconnection expenses.

The consolidated Capex accumulated until June 2005 totaled R$587 million. This figure is in line with the investment needs of the Company and confirms the long-term commitment of the Telefónica Group in Brazil, both in the keeping and socialization of the traditional services as well as the growth of new services.

The total indebtedness of the Company as of June 30, 2005 was R$2,911.2 million, 15.4% lower than on June 30, 2004. For comparison purposes, as of March 31, 2005, the indebtedness of the Company was R$2,769.3 million. The most relevant difference compared to the year 2004 is related to the increased maturity of the debt in light of the issuance of bonds. The profile of indebtedness of Telesp reflects the best possible optimization of value generation taking into account the financing conditions available in the financial market and given the economic and financial situation of the Company at each moment.

NET FINANCIAL DEBT

(Million R$)

	June/05	March/05	June/04
Short-term Debt	325.7	396.4	2,361.5
Long-term Debt	2,239.4	2,142.2	892.2
Total Debt	2,565.1	2,538.6	3,253.7
Gains (losses) with Hedging Operations	(346.2)	(230.7)	(188.0)
Debt (ex-Hedging Operations)	2,911.2	2,769.3	3,441.7
Cash	541.2	744.0	673.7
Net Debt	2,370.1	2,025.4	2,767.9

REVENUES HIGHLIGHTS

Gross Operating Revenues by the end of the June 2005, reached R$9,770.6 million, which represents an increase of R$ 859,3 million, or 9.6%, compared to the same period of the previous year. When comparing the 2Q05 with the 2Q04, the revenues grew R$598.6 million, or 13.6%.

The changes are explained as follows:

Monthly Subscription Fee: reached R$2,756.2 million in the 1H05, representing an improvement of R$410.5 million, or 17.5% compared to the 1H04, mainly due to the tariff increases in 2004, besides the successful marketing of the alternative fixed telephony plans throughout the 2H04. When comparing the 2Q05 with the 2Q04, a R$213.5 million or 18.4% raise was registered because of same aforementioned reasons.

Installation Fee: registered revenues of R$41.4 million in the 1H05, showing a decrease of R$4.7 million, or 10.2%, when compared to the same period of the previous year, mainly as a consequence of the promotional campaign for the second line, in which the client does not pay the installation fee. When comparing the 2Q05 and the 2Q04, this entry remains pretty much stable.

Local Service: totaled R$1,511.3 million in the 1H05, presenting a decrease of R$11.8 million, or 0.8%, compared to the 1H04, as a result of a reduction in local traffic (exceeding pulses) of about 10.2%, partially offset by the tariff increases in 2004. The decrease in local traffic is mainly the consequence of a drop in dial-up Internet traffic (due to the migration to broadband) and the reconfiguration of the local areas in September and December 2004. Because of this reconfiguration, calls that were previously classified as DC level and billed by pulses with different cadence are now billed as local calls. When comparing the 2Q05 with the 2Q04, a R$40.4 million or 5.4% increase is noted as a result of the tariff increases in 2004, partially counterbalanced by the drop in local traffic (exceeding pulses) of 9%.

DLD: reached R$1,572.4 million in the 1H05, presenting an raise of R$128.1 million, or 8.9%, compared to the 1H04. When comparing the 2Q05 with the 2Q04, there was an increase of R$107.4 million, or 15.5%. The increase in revenues is explained by the following reasons:

Long distance (intra-state): recorded revenues of R$1,160.9 million in the 1H05, growing R$78.2 million, or 7.2%, when compared to the 1H04, mainly as a result of the tariff increases in 2004, partially offset by the drop in traffic. When comparing the 2Q05 with the 2Q04, an increase of R$74.0 million or 14.3% is noted, mainly due to the tariff increases in 2004.

Long distance (inter-state): reached R$411.4 million in the 1H05, showing an improvement of R$49.9 million, or 13.8% when compared to the 1H04, chiefly due to the tariff increases in 2004, the increase in traffic and fixed-to-fixed co-billing with operators within the other regions. When comparing the 2Q05 with the 2Q04, an increase of R$33.4 million, or 18.9%, is shown because of the same aforementioned reasons.

Fixed-to-mobile: amounted to R$2,025.6 million in the 1H05, presenting an increase of R$8.5 million, or 0.4%, compared to the same period of the previous year. When comparing the 2Q05 with the 2Q04, an increase of R$44.7 million, or 4.5%, was recorded. Both effects were the consequence of the increase in the SMP traffic and the increase in the sale of pre-paid cards related to the alternative plans of fixed telephony.

ILD: totaled R$65.8 million in the 1H05, registering an increase of R$14.5 million, or 28.2%, when compared to the 1H04, primarily due to the increased traffic and revenues coming from fixed-to-fixed co-billing with operators within the other regions. An increase of R$12.8 million, or 55.4%, is noted when comparing the 2Q05 with the 2Q04, due to the same aforesaid reasons.

Interconnection Revenues: recorded R$381.2 million in the 1H05, a deterioration of R$15.5 million, or 3.9%, when compared with the 1H04, chiefly because of the reduction in fixed-to-mobile interconnection revenues and the decrease in Long Distance traffic. When comparing the 2Q05 with the 2Q04, a reduction of R$2.2 million, or 1.1%, due to the same aforementioned reasons.

Public Telephony: reached R$210.2 million in the 1H05 and when compared to the 1H04, it increased R$50.0 million, or 31.2%, due to the improvement in the sale of public telephone cards, besides the tariff increases in 2004. An increase of R$21.3 million, or 25.5%, was recorded when comparing the 2Q05 with the 2Q04, explained by the same aforesaid reasons.

Data Transmission: revenues for the 1H05 added up to R$603.5 million, representing a R$190.3 million or 46.1% increase regarding the 1H04. An improvement of R$106.2 million, or 50.0%, was registered when comparing the 2Q05 with the 2Q04. Both effects were caused by the growth in “Speedy” services.

Infrastructure rental: amounted to R$195.6 million in the 1H05, showing an increase of R$4.2 million, or 2.2%, when compared to the 1H04. This effect was largely the result of revenues for rental for the wholesale exploitation of dedicated lines of 2MB (2MB EILD) and local access to packaged network. When comparing the 2Q05 and the 2Q04, a contraction of R$6.9 million, or 7.1%, is recorded.

Others: amounted to R$407.3 million in the 1H05, showing a R$85.2 million or a 26.4% increase when compared with the 1H04, mainly as a consequence of the improvement in the revenues coming from the Intelligent Line services (value added services for fixed telephony) and the fact that the revenues from Atrium were consolidated from December 2004 on. When comparing the 2Q05 with the 2Q04, an increase of R$61.3 million, or 39.2%, was recorded, due to the same aforementioned reasons. It is worth noting that more than 60% of the clients are subscribing at least one intelligent line service, such as voice mail, caller ID, etc.

OPERATING EXPENSES HIGHLIGHTS

Operating Expenses in the 1H05 reached R$3,776.7 million, a variation of R$179.3 million, or 5.0% compared to the 1H04. When comparing the 2Q05 with the 2Q04, there was an increase of R$175.7 million, or 10.1%.

The Operating Expenses variations are explained as follows:

Personnel expenses totaled R$294.3 million in the 1H05, which represents an increase of R$20.7 million, or 7.6%, when compared to the 1H04, mainly due to the salary increase of 6% in September 2004 and the Career Plan that benefited an average of 3,000 employees, partially offset by the application of an Early Retirement Program (PDI) during the 1H04, which increased the comparable basis of that period. When comparing the 2Q05 with the 2Q04, a reduction of R$2.0 million, or 1.3%, was shown chiefly due to PDI implemented in the 1H04.

General and administrative expenses reached R$3,191.1 million in the 1H05, registering an increase of R$206.7 million, or 6.9%, compared to the 1H04. A growth of R$181.0 million, or 12.5% was recorded, when comparing the 2Q05 with the 2Q04.

The General and Administrative Expenses changes are explained as follows:

Supplies added up to R$68.9 million in the 1H05, presenting a R$2.6 million, or 3.9%, raise when compared to the 1H04, mainly due to the increase in supplies related to public telephone cards, economic line cards, Detecta (called ID service) promotion and supplies for productive plant maintenance. This raise was partially counterbalanced by the reduction of costs of merchandise sold as a result of the drop in modem sales, which from the 2H04 on is no longer rendered by Telesp. When comparing the 2Q05 and the 2Q04, an increase of R$8.3 million, or 28.8%, is noted, due to the same aforesaid reasons.

Outsourcing expenses totaled R$1,243.9 million in the 1H05, an increase of R$140.0 million, or 12.7%, when compared to the 1H04, chiefly as a result of the increase in expenses of operating plant services and the increase in Internet IP-network traffic, in light of the increase in the Speedy plant, which were partially offset by the reduction in advertising expenses. When comparing the 2Q05 with the 2Q04, an increase of R$76.8 million, or 14.1%, was registered, mainly due to higher expenses with technical-administrative services, increased IP-network traffic and higher power expenses, which were counterbalanced to a certain degree by the reduction in expenses with advertising expenses.

Inter-connection expenses amounted to R$1,743.6 million, increasing R$40.5 million, or 2.4%, when comparing the 1H05 with the 1H04 in light of the increased fixed-to-mobile and local fixed-to-fixed interconnection. When comparing the 2Q05 and the 2Q04, there was an increase of R$79.8 million, or 9.8%, mainly due to the increased fixed-to-mobile network interconnection.

Other Expenses reached R$134.7 million in the 1H05, going up R$23.7 million, or 21.3%, compared to the 1H04, mainly due to the increase in rental expenses of 3rd party transmission poles and the rental of infrastructure. When comparing the 2Q05 with the 2Q04, this entry went up in R$16.0 million, or 28.3%, mainly due to the higher infrastructure expenses.

Taxes added up to R$120.0 million, recording an reduction of R$5.9 million, or 4.7%, when comparing the 1H05 and the 1H04, chiefly due to the total reduction of the PIS/COFINS rate over financial revenues starting on August 2004, besides the decrease in expenses with the Telecommunications Services Universalization Fund (FUST). When comparing the 2Q05 with the 2Q04, a decrease of R$6.2 million, or 9.8%, was registered, mainly as a result of the accounting readjustment of the ISS over Other Revenues that were reclassified as Deductions.

Provisions for bad debt fell R$29.0 million, or 13.1%, when comparing the 1H05 and the 1H04. The half-year figure represents 2.8% of the total net operating revenues (3.4% in the 1H04). In the 2Q05, this provision represents 2.8% of the net operating revenues. This positive result for the Company is a consequence of the efforts in collection, debt recovery and products more suited to the different market segments, as well as the new alternative economy plans. As of June 30, 2005, the Company did not register any client with an outstanding bill that surpassed 1% of the total accounts receivable.

Losses with Investments presented a negative result of R$16.2 million in the 1H05, compared to a positive result of R$3.1 million in the 1H04, which represents a variation of R$19.3 million, because of exchange rate effect in the consolidation of the Aliança Atlântica subsidiary by the equity method. In the 2Q05, a negative result of R$12.9 million was recorded, compared a positive result of R$4.3 million in the 2Q04, a variation of R$17.2 million, due to the same reasons.

Other operating revenues (expenses) registered a positive net result of R$32.6 million in the 1H05 compared to the 1H04. This behavior is mainly the result of assets write-off, revenues from fines, donations, sponsorships, and pension plans, partially offset by the increase in expenses with commissions over voice services paid to other companies. When comparing the 2Q05 with the 2Q04, there was a positive net variation of R$27.7 million, due to the same aforesaid reasons.

OTHER HIGHLIGHTS

Depreciation went down R$30.4 million, when comparing the 1H05 with the 1H04, mainly due to the realignment of the Capex levels after the achievement of the universalization targets. When comparing the 2Q05 with the 2Q04, a reduction of R$15.2 million due to the same reasons is registered.

Net Financial Revenues / (Expenses): the negative financial result increased R$94.8 million when comparing the 1H05 with the 1H04, mainly as a result of a higher provision for Interest on the Company’s Net Worth and the higher interests earned that result from a higher average interest rate in the period. If we compare the 2Q05 with the 2Q04, the negative financial result grew R$72.8 million, due to the same aforementioned reasons. The indebtedness and the result of the operations of the Company are significantly affected by the risk of the exchange rates, while 99.76% of the indebtedness was being covered by active positions in hedge operations (Swap to “CDI”). As of June 30, 2005, 40.46% of the financial debt was denominated in foreign currency (US dollar, Canadian dollar and Yen). The gains and losses of those operations are recorded in the financial statements. As of June 30, 2005, those transactions showed a negative consolidated net result of R$259.6 million, while a liability of R$346.2 million was recorded on June 30, 2005 to acknowledge the temporary loss.

Non-Operating Revenues (Expenses) registered a raise of R$12.0 million, or 70.2%, when comparing the 1H05 with the 1H04, chiefly due to the sale of its stake in assets and the result of fines. When comparing the 2Q05 with the 2Q04, an increase of R$12.5 million, or 159.2%, is registered, due to the same aforesaid reasons.

Loans and Financing: As of June 30, 2005, the Company had R$1,037.8 million (R$1,011.2 million as of March 31, 2005) in loans and financing denominated in foreign currency, from which R$544.6 million (R$434.8 million as of March 31, 2005) were obtained at fixed interest rates, and R$493.1 million (R$576.5 million as of March 31, 2005) were obtained at foreign variable interest rates (Libor). In order to be protected against the exchange risk of the loans denominated in foreign currency, the Company contracted hedge operations to tie the debt to the local currency, with floating interest rates indexed to the CDI, thus the financial results of the Company are affected by the fluctuations of this rate. The position in loans and financing also includes the value of the bonds issued in 2004, paying interests based on the variation of the CDI rate, in the amount of R$1,523.5 million (R$1,522.5 million as of March 31, 2005), as described in the Corporate Events. Furthermore, the Company invests the balance of cash and cash equivalents (financial instruments) of R$541.2 million (R$744.0 million as of March 31, 2005) mainly in short-term instruments, based on the variation of the CDI, which contributes to reduce this risk. Book value of those instruments is close to market value because of their short-term maturity.

Regarding the variable foreign interest rates, the financing of the Company with the JBIC – Japan Bank for International Cooperation is protected. The Company keeps monitoring the interest rates in the market in order to evaluate the eventual need to contract other derivatives to protect itself against the volatility risk of the variable foreign interest rates on its remaining position.

SOCIETARY EVENTS

Capital Structure Composition

As of June 30, 2005

Telesp	Common	Preferred	Total
Controlling Company	140,040,859	291,819,561	431,860,420
	84.71%	88.90%	87.49%
Others	25,279,347	36,452,511	61,731,858
	15.29%	11.10%	12.51%
Total number of shares	165,320,206	328,272,072	493,592,278

Note: The Reverse Split process was closed on June 24, 2005, and the negotiation on an unitary basis started on June 27, 2005.

Capital stock—in thousands of R$ (in 03/31/05):	5,978,074
Book Value per share (R$):	21.67
Capital stock—in thousands of R$ (in 06/30/05):	5,978,074

Bonds: On September 03, 2004, the Company announced a Public Offering of Securities (the “Program”) and the activation, within the Program’s parameters, of the First Issuance of Telesp’s Bonds (the “Offer”).

The Program has a total value of R$3,000,000,000.00 (three billion reais), with maturity of two years, counted from the filing at CVM on October 15, 2004. It considers the issuance of simple bonds, not convertible to shares, unsecured type and/or Promissory Notes.

The Offer consists of the issuance of 150,000 simple bonds, not convertible to shares, unsecured type (“Debêntures”), with nominal value of R$10,000.00 (ten thousand reais) per unit, totaling the amount of R$1,500,000,000.00 (one billion, five hundred million reais), in a single series, maturing on September 01, 2010 (six years). The bonds will yield interests with quarterly payments corresponding to 103.5% of the accumulated average daily rates of the DI (overnight Inter-financial Deposits Extra-Group), calculated and published by CETIP (Custodian and Liquidation Chamber).

The interest of the bonds may be reviewed on September 01, 2007. Conservatively, the Company included in the consolidated schedule of long-term maturity described above, the principal of the bonds in the year 2007, the data for the review of the interest.

Acquisition of Atrium: On December 24, 2004, the Company acquired Santo Genovese Participações Ltda. (“Santo Genovese”), controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. Santo Genovese is a holding company that had, as its only asset, the shares representative of 99.99% of the capital stock of Atrium. The value of the deal was set in R$113.4 million. The operation will allow the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

Dividends and Interest on the Company’s Net Worth - On April 02 and 04, 2005, the Company announced the payment of interim dividends and interest on the Company’s net worth for the fiscal year 2005, decided in the Board of Directors’ Meeting held on April 01, 2005, ad referendum of the General Shareholders’ Meeting.

Interim Dividends – Fiscal year 2005 - The Company declared interim dividends in the amount of R$1,500,000,000.00 (one billion, five hundred thousand million reais), based on the accumulated earnings of the last annual balance sheet, in accordance with article 28 of the Company’s bylaws and articles 204 and 205 of the Law #6404/76.

INTERIM DIVIDENDS—FISCAL YEAR 2005

(Amount per lot of 1,000 shares—R$)

	Common	Preferred (*)
Amount per lot of 1,000 shares—R$	2.849438	3.134382

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

The interim dividends will be charged against the minimum mandatory dividends for the fiscal year 2005, ad referendum of the General Shareholders’ Meeting, in accordance with the established by the single paragraph of the article 28 of the Company’s bylaws.

The payment of this dividend started on April 20, 2005 to the common and preferred shareholders registered as such in the Company’s registry book by the end of the day on April 01, 2005.

Interest on the Company’s net worth – Fiscal year 2005 - The Company declared interest on the Company’s net worth in the amount of R$359,000,000.00 (three hundred fifty nine million), subject to income tax withholding of 15%, resulting in a net payment of R$305,150,000.00 (three hundred five million, one hundred fifty thousand reais) in accordance with the article 9 of the Law #9249/95 and the Instruction 207/96 of the CVM (“Comissão de Valores Mobiliários”).

INTEREST ON THE COMPANY’S NET WORTH—FISCAL YEAR 2005

(Amount per lot of 1,000 shares—R$)

	Immune or Exempt Legal Entities (Gross Value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individual (Net Value)
Common Shares	0.681965	0.102294	0.579670
Preferred Shares (*)	0.750162	0.112524	0.637637

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

The corresponding credits were made in the Company’s accounting records on April 30, 2005, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on April 29, 2005. The payment will be executed until the end of the fiscal year 2005.

In accordance with the article 29 of the Company’s bylaws, the interest on the Company’s net worth may be charged against the minimum mandatory dividends for the fiscal year 2005. Immune or exempt entities for tax withholding will receive the payment for the gross value, following the current legislation, upon presenting proof of such condition, according to the notice to the shareholders published on April 02 and 04, 2005.

Share Reverse Split – On February 22, 2005, the Company, represented by its Board of Directors and in compliance with CVM Instruction #358 of January 03, 2002, published a relevant fact and on May 11, 2005 submitted to the Extraordinary General Shareholders’ Meeting, the proposal for the reverse split of the shares representative of the capital of the Company, in accordance with the established on the article 12 of the Law # 6404 dated as of December 15, 1976.

The Meeting unanimously approved the proposal for the reverse split of the total number of the old 165,320,206,602 common shares and 328,272,072,739 preferred shares, representative of the capital stock of the Company, in accordance with the established on the article 12 of the Law #6404/76, in the proportion of 1,000 current shares to 1 share of the respective class, without capital stock decrease. The capital stock is now represented by 493,592,278 shares, from which 165,320,206 are common and 328,272,072 are preferred, and the limit of the authorized capital stock is now 700,000,000 of shares, either common or preferred.

The shareholders of the Company were granted the period between May 12, 2005 and June 24, 2005, so that they, on their own free will, could adjust their shareholder position, by each class, into lots multiple of 1,000 shares, through trading using stock brokers authorized to operate by BOVESPA, as well as to take all the required measures with the Securities and Exchange Commission – SEC. From June 27, 2005 on, the shares representative of the capital stock of the Company started to be traded grouped and on a unitary quotation.

The shares resulting of the remaining fractions of the grouping were totally sold in an auction at the BOVESPA, on July 15, 2005. The resulting values of the auction are available in the name of each shareholder after the financial compensation of the shares sold in the auction, according to a relevant fact published on July 21, 2005.

From June 27, 2005 on, each ADR started to represent 1 preferred share.

ADDITIONAL NOTES

CVM Edict # 371 – Pension Plan Accounting Procedures: The Company chose to register the liabilities related to pension plans according to the Edict CVM # 371 published on December 13, 2000. The actuary valuation of the pension plans was executed in December 2004, based on the participants’ registry book as of September 2004. The projected unitary credit method was adopted and all the actuary gains and losses for each fiscal year were immediately registered. The assets of the pension plans were positioned on November 30, 2004. For the cases of multi-sponsored plans (PAMA and PBS-A), the division of their assets was done based on the Company’s liabilities for pension plans relative to the total liabilities of the pension plan. The total value of the registered liability until June 30, 2005 was R$45.0 million.

Fixed-to-Mobile Tariff Increase – On June 08, 2005, through Edict #50895, the Agência Nacional de Telecomunicações – Anatel approved the tariff adjustment of the calls terminated in the Personal Mobile Service – SMP, with a variation of 7.99% for the VC1 calls throughout the concession are of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on. The VC2 and VC3 calls remain unchanged for the time being.

Tariff Increases – On June 30, 2005, through Edicts #51300 and #51301, the Agência Nacional de Telecomunicações – Anatel approved the tariff adjustment of the Switched Fixed Telephony Service – STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 03, 2005 on. The average readjustments were as follows:

Local: 7.27%

Long Distance: 2.94%

TU-RL: -13.32%

TU-RIU: 2.94%

On June 29, 2004, through Edicts #45011 and #45012, the Agência Nacional de Telecomunicações – ANATEL approved the percentages for the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on July 02, 2004 and for sector 32 (former CETERP) since July 03, 2004. On July 02, the approved percentages were applied on top of the tariffs determined by the legal injunction.

The average variations of the tariff baskets were as follows:

Local: 6.89%

Long Distance: 3.20%

TU-RL: -10.47%

TU-RIU: 3.20%

After the final decision regarding the Legal Injunction by the STJ, with the reincorporation of the IGP-DI as the index, the approved percentages, in accordance with Anatel’s published acts, were applied on top of the approved tariffs in June 2003, non-retroactively. The increase was divided in two installments, with the first one being effective on September 01, 2004. On

September 01, 2004 on, the following readjustment indexes were applied to Telefônica’s services:

Pulse: average of 3.22%

Domestic Long Distance: average of 5.22%

Non-residential and trunk monthly fee: average of 7.75%

Residential monthly fee: 3.14%

Installation: average of 14.14%

The second installment was effective from November 01, 2004 on. The following readjustment indexes were applied to Telefônica’s services:

Pulse: average of 3.13%

Domestic Long Distance: average of 4.97%

Non-residential and trunk monthly fee: average of 7.20%

Residential monthly fee: 3.05%

Installation: average of 12.40%

HISTORICAL SUMMARY

Telecomunicações de São Paulo S/A – TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP’s operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A – TELESP acquired, in December 1999, voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S/A – CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representatives of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service.

On January 31, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel’s targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo, S.A. – Telesp the authorization to exploit the Multimedia

Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephony operating companies started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service – STFC. As a consequence, all calls, previously billed as domestic long distance (DC – Áreas Conurbadas), are now billed as local calls. In São Paulo, this modification involved 53 municipalities, while 39 of them where in Grande São Paulo.

On December 04, 2004, the phase II of the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, was implemented. This modification involved 25 municipalities, distributed into 9 different groups. The calls among the municipalities within each group will be billed as local calls. Previously, such calls were billed as domestic long distance, levels 1 and 2.

On December 24, 2004, the Company acquired Santo Genovese Participações Ltda. (“Santo Genovese”), controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. The operation will allow the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

CONSOLIDATED INCOME STATEMENTS

For the periods ended on June 30, 2005 and June 30, 2004

Unaudited (Million reais)

	January - June			April- June
	2005	2004	% Var	2005	2004	% Var
Gross operating revenue	9,770.6	8,911.3	9.6	4,989.5	4,390.9	13.6
Monthly subscription fee	2,756.2	2,345.7	17.5	1,375.8	1,162.3	18.4
Installation charge	41.4	46.1	(10.2)	24.2	24.0	0.6
Local Service	1,511.3	1,523.1	(0.8)	783.9	743.5	5.4
DLD	1,572.4	1,444.3	8.9	800.1	692.7	15.5
Intra-state	1,160.9	1,082.7	7.2	590.3	516.3	14.3
Inter-state	411.4	361.6	13.8	209.8	176.4	18.9
Fixed-to-mobile revenues	2,025.6	2,017.0	0.4	1,037.9	993.2	4.5
ILD	65.8	51.3	28.2	35.9	23.1	55.4
Interconnection	381.2	396.7	(3.9)	200.3	202.5	(1.1)
Public telephony	210.2	160.3	31.2	104.7	83.4	25.5
Data transmission	603.5	413.2	46.1	318.3	212.2	50.0
Infrastructure rental	195.6	191.4	2.2	90.7	97.6	(7.1)
Others	407.3	322.2	26.4	217.7	156.3	39.2

Deductions	(2,852.6)	(2,474.2)	15.3	(1,456.4)	(1,220.0)	19.4

Net operating revenues	6,918.0	6,437.1	7.5	3,533.1	3,170.9	11.4

Operating expenses	(3,776.7)	(3,597.5)	5.0	(1,922.5)	(1,746.7)	10.1
Personnel expenses	(294.3)	(273.6)	7.6	(152.6)	(154.7)	(1.3)
General and administrative expenses	(3,191.1)	(2,984.3)	6.9	(1,628.9)	(1,447.9)	12.5
Supplies	(68.9)	(66.3)	3.9	(37.1)	(28.8)	28.8
Outsourcing expenses	(1,243.9)	(1,103.9)	12.7	(623.2)	(546.4)	14.1
Interconnection expenses	(1,743.6)	(1,703.1)	2.4	(896.0)	(816.1)	9.8
Other expenses	(134.7)	(111.0)	21.3	(72.6)	(56.6)	28.3
Taxes	(120.0)	(125.8)	(4.7)	(57.4)	(63.6)	(9.8)
Provisions	(192.4)	(221.3)	(13.1)	(100.0)	(86.5)	15.7
Investment gains (losses)	(16.2)	3.1	(618.1)	(12.9)	4.3	(396.7)
Other operating revenues / (expenses)	37.2	4.5	718.3	29.3	1.6	1,737.7
Earnings before interest taxes, depreciation and amortization—EBITDA	3,141.3	2,839.6	10.6	1,610.6	1,424.2	13.1
Depreciation and amortization	(1,365.9)	(1,396.3)	(2.2)	(679.4)	(694.6)	(2.2)
Financial revenues	312.1	285.8	9.2	207.4	179.7	15.4
Financial expenses	(539.8)	(482.0)	12.0	(330.7)	(293.4)	12.7
Interest on the company’s net worth	(359.0)	(295.8)	21.4	(359.0)	(295.8)	21.4

Operating income	1,188.7	951.4	24.9	448.9	320.1	40.2

Non-operating revenues (expenses)	29.1	17.1	70.2	20.4	7.9	159.2

Income before income tax and social contribution	1,217.8	968.5	25.7	469.3	328.0	43.1
Income tax	(307.9)	(243.3)	26.6	(117.9)	(78.8)	49.6
Social contribution	(111.3)	(84.2)	32.1	(42.8)	(26.8)	59.6

Income before company’s net worth reversion	798.6	640.9	24.6	308.7	222.4	38.8

Interest on company’s net worth reversion	359.0	295.8	21.4	359.0	295.8	21.4

Net income	1,157.6	936.7	23.6	667.7	518.2	28.9

Note: In order to achieve a better presentation of the Operating Revenues with the market and the regulatory agency (ANATEL), the Company made reclassifications in the values presented in June 2004.

CONSOLIDATED BALANCE SHEET

As of June 30, 2005 and March 31, 2005

Unaudited (Million reais)

	2005
ASSETS	June/2005	March/2005	% Var
Current assets	4,610.8	4,725.7	(2.4)
Cash and cash equivalents	541.2	744.0	(27.3)
Cash and bank accounts	19.8	21.5	(7.6)
Financial investments	521.3	722.5	(27.8)
Accounts receivable from customers	3,319.5	3,419.1	(2.9)
Allowance for doubtful accounts	(565.2)	(561.7)	0.6
Recoverable taxes	926.2	759.9	21.9
Loans and financial investments	27.2	7.2	275.8
Maintenance inventories	85.9	90.3	(4.9)
Recoverable prepaid expenses	110.5	115.9	(4.6)
Receivables from associated companies	70.3	75.3	(6.6)
Other assets	95.2	75.6	25.9
Long-term assets	947.2	868.3	9.1
Recoverable taxes	420.9	410.1	2.6
Loans and financial investments	10.4	10.4	0.0
Bail of legal proceedings	419.1	349.2	20.0
Receivables from associated companies	9.5	9.1	4.8
Other assets	87.3	89.6	(2.6)
Permanent Assets	12,981.0	13,306.4	(2.4)
Investments	261.1	278.4	(6.2)
Property, plant and equipment—net	12,617.6	12,912.5	(2.3)
Differed results	102.3	115.5	(11.4)
Total Assets	18,538.9	18,900.5	(1.9)

LIABILITIES
Current liabilities	4,615.6	3,900.1	18.3
Loans and financing	325.7	396.4	(17.8)
Suppliers	1,292.7	1,296.2	(0.3)
Consignments	157.8	165.0	(4.4)
Taxes	1,213.0	972.5	24.7
Dividends and interest on capital	890.6	502.6	77.2
Accrual for contingencies	58.1	55.0	5.7
Payroll and related charges	150.9	125.6	20.1
Unrealized Losses on Hedging Operations	346.2	230.7	50.0
Payables to associated companies	50.2	42.7	17.5
Other liabilities	130.4	113.3	15.0
Long-term liabilities	3,206.9	3,092.6	3.7
Loans and financing	2,239.4	2,142.2	4.5
Taxes	24.2	25.2	(3.7)
Accrual for contingencies	858.2	827.2	3.7
Payables to associated companies	13.7	31.4	(56.3)
Other liabilities	71.3	66.7	7.0
Results of future fiscal years	17.5	17.5	0.0
Shareholders’ equity	10,697.4	11,888.6	(10.0)
Capital Stock	5,978.1	5,978.1	0.0
Capital reserves	2,745.5	2,745.4	0.0
Profit Reserves	659.6	659.6	0.0
Retained earnings	1,314.3	2,505.6	(47.5)
Capitalizable Funds	1.6	1.6	0.0
Total liabilities	18,538.9	18,900.5	(1.9)

Note: In order to achieve a better presentation of the comparison of the Consolidated Balance Sheet, the Company eliminated R$3,447 million of the entry “accounts receivable from customers” and “suppliers” in March 2005, since they are related to operations of its controlled company Santo Genovese Participacoes Ltda. (Atrium Telecomunicaes Ltda.).

OPERATING DATA

Consolidated data

				Accumulated Analysis		Quarterly Analysis
				June/05	June/04	% Var	2Q05	1Q05	% Var
Capital Expenditure (Economic)	R$	MM		587	452	29.9	371	217	71.3

Network
Installed Lines (switching)				14,333,778	14,319,703	0.1	14,333,778	14,200,030	0.9
Installed Lines—Gain				102,935	70,990	45.0	133,748	(30,813)	n.a
Lines in Service				12,442,081	12,220,787	1.8	12,442,081	12,363,952	0.6
Residential				9,303,075	9,083,080	2.4	9,303,075	9,246,829	0.6
Non-residential				1,417,883	1,445,313	(1.9)	1,417,883	1,417,696	0.0
Trunk Lines 1/				1,062,561	1,084,724	(2.0)	1,062,561	1,065,571	(0.3)
Public Lines				328,848	327,870	0.3	328,848	328,816	0.0
Internally used and test lines				329,714	279,800	17.8	329,714	305,040	8.1
Lines in Services—Gain				(20,665)	(76,143)	(72.9)	78,129	(98,794)	n.a
Average Lines in Service		(ALIS	)	12,399,405	12,242,259	1.3	12,386,399	12,412,410	(0.2)
ADSL				976,134	605,548	61.2	976,134	880,183	10.9
Digitalization		(%	)	98.8	97.8	1.0 p.p.	98.8	98.7	0.1 p.p.

Traffic
Local Pulses—Registered		(pul 000)		15,878,320	17,004,492	(6.6)	8,013,495	7,864,824	1.9
Local Pulses—Exceeding		(pul 000)		10,783,464	12,005,409	(10.2)	5,485,012	5,298,452	3.5
Domestic Long Distance 2/		(min 000)		7,163,015	8,048,185	(11.0)	3,593,171	3,569,844	0.7
International Long Distance		(min 000)		52,067	45,966	13.3	26,725	25,342	5.5
Monthly traffic per ALIS
Local		(pul	)	213	231	(7.8)	216	211	2.1
DLD		(mi n	)	96	110	(12.1)	97	96	0.9
ILD		(min	)	0.7	0.6	11.8	0.7	0.7	5.7

Others
Employees				7,578	7,015	8.0	7,578	7,450	1.7
LIS per Employee 3/				1,771	1,828	(3.1)	1,771	1,778	(0.4)
Monthly Net Op. Revenue per ALIS		(R$	)	93.0	87.6	6.2	95.1	90.9	4.6
Telephone Density (per 100 inh.)				31.4 4/	31.1	0.3 p.p.	31.4 4/	31.3	0.1 p.p.

1/	Includes ISDN clients.
2/	Includes intra-state, inter-state (fixed-to-fixed and fixed-to-mobile).
3/	End of period. Includes ADSL clients.
4/	Population: 39,596,289 (source IBGE—June 2005).

TARIFFS—FIXED LINE SERVICES

LOCAL SERVICE TARIFFS

(in reais—including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephone		Local Pulse
		Residential	Non-residential	Trunk Line	Local	Credit
Jun 24, 2001	76.6	23.3	36.4	48.6	0.075	0.075	0.092
Jun 28, 2002	76.6	26.6	40.0	40.0	0.081	0.081	0.103
Jun 30, 2003	89.8	30.4	49.6	49.6	0.093	0.093	0.117
Sep 12, 2003 1/	69.7	31.1	46.9	46.9	0.095	0.095	0.120
Jul 2, 2004	64.2	33.5	50.4	50.4	0.102	0.102	0.129
Sep 1, 2004	73.1	34.5	54.4	54.4	0.105	0.105	0.133
Nov 1, 2004	82.1	35.6	58.3	58.3	0.108	0.108	0.137
Jul 3, 2005 2/	88.0	38.1	62.5	62.5	0.117	0.117	0.147

DLD TARIFFS

(in reais—including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)
Jun 24, 2001	0.100	0.160	0.220	0.300
Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003	0.124	0.198	0.272	0.397
Sep 12, 2003	0.127	0.203	0.278	0.382
Jul 2, 2004	0.133	0.213	0.292	0.400
Sep 1, 2004	0.144	0.230	0.316	0.397
Nov 1, 2004	0.155	0.248	0.340	0.394
Jul 3, 2005	0.155	0.248	0.340	0.414

INTERCONNECTION TARIFFS

(in reais—including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixed-to-Mobile
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Feb 3, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 1, 2002	0.050	0.091	0.498	1.037	1.180
Feb 8, 2003 3/			0.5687-0.6360	1.265	1.439
Jun 30, 2003	0.058	0.114
Sep 12, 2003	0.052	0.102
Feb 11, 2004			0.6085-0.6805	1.354	1.540
Jul 2, 2004	0.047	0.106
Sep 1, 2004	0.049	0.112
Nov 1, 2004	0.052	0.118
Jun 12, 2005			0.65714-0.73486
Jul 3, 2005	0.045	0.121

1/	Installation Charge was readjusted on October 4, 2003.
2/	Some services have differentiated tariff rates for the former CTBCconcession area, such as: installation charge (R$71.59), monthly fee for non-residential and trunk lines (R$60.02), DLD (D1=R$0,150, D2=R$0,216, D3=R$0,308 and D4=R$0,459). There are different tariffs within CETERP’s region.
3/	From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a) On February 6, 2004, according to the Act 42422, ANATEL (Agencia Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service—SMC and Personal Mobile Service—SMP, with an increase of 6.99% for the VC1, VC2 and VC3 throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment was effective from February 11, 2004 on.

Note b) On June 08, 2005, through Edict #50895, the Agencia Nacional de Telecomunicacoes—Anatel approved the tariff adjustment of the calls terminated in the Personal Mobile Service—SMP, with a variation of 7.99% for the VC1 calls throughout the concession are of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on. The VC2 and VC3 calls remain unchanged for the time being.

Note c) On June 30, 2005, through Edicts #51300 and #51301, the Agencia Nacional de Telecomunicações—Anatel approved the percentages for the tariff adjustment of the Switched Fixed Telephony Service—STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 3, 2005 on.

The following average readjustment were applied to tariff baskets: Local: 7.27%; Long Distance: 2.94%; TU-RL: (-13.32%); TU-RIU: 2.94%.

LOANS AND FINANCING

(in thousand of reais)

	June 2005
	Currency	Interest Rate	Due Date	Short-term	Long-term	Total
Mediocrédito	US$	1.75%	2014	7,525.0	56,555.0	64,080.0
CIDA	CAN$	3.00% 6%+3.75% spread	2005	1,361.0	—	1,361.0
Loans in local currency	R$	and CDI + 0.40%monthly	Until 2006	2,977.0	846.0	3,823.0
Loans in foreign currency			Until 2009	290,387.0	681,949.0	972,336.0
Bonds	R$	103.5% of CDI rate	Until 2007	23,477.0	1,500,000.0	1,523,477.0

Total				325,727.0	2,239,350.0	2,565,077.0

COMPOSITION OF THE LOANS IN FOREIGN CURRENCY

(in thousand of reais)

June 2005
Consolidated	Currency	Interest Rate	Principal	Interest	Balance
Resolution 2770	US$	3.00% to 6.90%	469,998.0	9,200.0	479,198.0
Untied Loan - JBIC	JPY	Libor + 1.25%	473,090.0	2,692.0	475,782.0
DEG - Deutsche Investitions	US$	Libor + 6.00%	15,865.0	1,491.0	17,356.0

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS

(in thousand of reais)

June 2005
Year	Amount
2006	56,946.0
2007	1,629,241.0
2008	409,151.0
2009	112,200.0
From 2010 on	31,812.0

Total	2,239,350.0

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

For additional information, please contact:

Investor Relations

Rua Martiniano de Carvalho, 851 - 17th floor

01321-001 - São Paulo - Brazil

Tel.: +55 11 3549 7200 / 7201

Fax: +55 11 3549 7202

E-mail:

Daniel de Andrade Gomes

dgomes@telefonica.com.br

ri.telefonicabr@telefonica.com.br

www.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: July 26, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director